July 21, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Timothy Worthington

Re:	WisdomTree Digital Trust (the “Trust”) on behalf of Itself and WisdomTree Government Money Market Digital Fund (the “Fund”)

Dear Mr. Worthington:

The Trust is hereby filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 63 (“PEA No. 63”) to the Trust’s Registration Statement on Form N-1A. The purpose of PEA No. 63 is to register the WisdomTree Government Money Market Digital Fund as a new series of the Trust.

If you have any questions or comments, please contact Michael Didiuk at Perkins Coie at (212) 261-6847.

Sincerely,

/s/ Ryan M. Louvar, Esq.

Ryan M. Louvar, Esq.

cc:	Michael Didiuk – Perkins Coie LLP

Todd Zerega – Perkins Coie LLP